Exhibit 5.22

Global Crossing Limited

Wessex House

45 Reid Street

Hamilton HM12

Bermuda

Luxembourg, June 18, 2010

Re:	Global Crossing –Issue of New Notes in Registered Exchange Offer

Dear Sirs,

We have acted as legal advisers in the Grand-Duchy of Luxembourg (“Luxembourg”) to Global Crossing PEC Luxembourg I S.à r.l., a Luxembourg société à responsabilité limitée, with registered office at 208, Val des Bons Malades, L-2121 Luxembourg, registered with the Luxembourg Company and Commercial Register under number B 70.471 (hereinafter referred to as “GC Lux I”) and to Global Crossing PEC Luxembourg II S.à r.l., a Luxembourg société à responsabilité limitée, with registered office at 208, Val des Bons Malades, L-2121 Luxembourg, registered with the Luxembourg Company and Commercial Register under number B 70.472 (hereinafter referred to as “GC Lux II”) (together with GC Lux I hereinafter referred to as the “Companies”) and have been asked to render you this opinion in connection with the following documents:

(A)	a registration statement on form S-4 (the “Registration Statement”) originally filed on June 18, 2010 under Registration Number 333-167635 made by the Companies’ indirect parent company Global Crossing Limited (the “Issuer”) and its co-registrants listed therein (collectively, and together with the Companies, the “Guarantors”) among which the Companies, relating to the proposed issuance of (a) new senior secured notes of the Issuer in an aggregate principal amount of no more than $750,000,000 bearing interest at a rate of 12% per annum and with maturity in 2015 (the “New Notes”); and

(B)	an indenture entered into on September 22, 2009 between the Issuer, the Companies and certain other subsidiaries of the Issuer as Guarantors and Wilmington Trust FSB as trustee (the “Trustee”) pursuant to which the New Notes are issued and the Companies, together with the other Guarantors, grant certain guarantees (collectively, the “Guarantees”) for the obligations of the Issuer in connection with the New Notes (the “Indenture”), which is filed as exhibit 4.1 to, and together with, the Registration Statement with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, and the Trust Indenture Act of 1939, as amended.

For the purposes of this opinion, we have examined and relied only on the following documents:

1)	a scanned copy of the executed Registration Statement;

2)	a scanned copy of the executed Indenture;

3)	a scanned copy of the updated articles of association of each of the Companies dated September 13, 2006;

4)	a scanned copy of the uncertified extract issued in electronic form by the Luxembourg Company and Commercial Register with respect to each of the Companies on June 18, 2010;

5)	a non-bankruptcy certificate issued by the court clerk to the second chamber of the Tribunal d’Arrondissement de et à Luxembourg for each of the Companies dated June 18, 2010 (the “Non-bankruptcy Certificates”);

6)	a scanned copy of the managers’ resolutions of each of the Companies as of September 21, 2009;

7)	a scanned copy of the management certificates of each of the Companies dated September 22, 2009;

8)	a scanned copy of the share register of each of the Companies as of June 18, 2010; and

9)	such corporate records of the Companies and other documents as we have considered necessary for the purpose of issuing our legal opinion.

The documents listed under points 1) to 9) are hereinafter collectively referred to as the “Documents”. Unless the context otherwise requires, capitalized terms used and not defined herein have the meaning assigned to them in the Indenture.

This opinion letter is given only with respect to Luxembourg laws as generally interpreted and applied by the Luxembourg courts at the date of this opinion letter. Unless explicitly covered by the opinions below, we express no opinion (i) on matters of fact, or commercial, accounting or non-legal matters, or the ability of any party to the Indenture to meet its financial obligations thereunder, (ii) on matters of foreign laws, international laws (including, without limitation, public international law or rules of or promulgated under any treaty or by any treaty organization, except for those rules implemented into Luxembourg law or directly applicable in Luxembourg), and tax, anti-trust and competition law, and (iii) with regard to the effect of any system of law (other than Luxembourg law) even in cases where, under Luxembourg law, any foreign law should be applied, and we therefore assume that any applicable law (other than Luxembourg law) would not affect or qualify the opinions set out below. In this opinion letter, Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion letter may, therefore, only be relied upon under the express condition that any issues of interpretation arising thereunder be governed by Luxembourg law and be brought before Luxembourg courts.

In connection with the examination of the Documents and in giving this opinion, we have assumed (without investigation on our part):

1)	the genuineness of all signatures and seals to the Documents, the legal capacity of the natural persons acting on behalf of the parties to the Indenture (hereinafter the “Parties” or each individually a “Party”) and that the persons purported to have signed have in fact signed;

2)	that each of the Parties (other than the Companies) is duly incorporated or organised and validly existing under the laws of their respective places of incorporation and all other applicable laws;

3)	the legal capacity, power and authority of each Party (other than the Companies) to enter into, to execute and deliver the Indenture, including the Guarantees of the New Notes contained therein, and to perform its respective obligations thereunder;

4)	that the execution, delivery and performance by each of the Parties of the Indenture, including the Guarantees of the New Notes contained therein, (i) are in its best interest and for its corporate benefit, (ii) do not conflict with, result in a breach of, or constitute a default under, its corporate documents and any corporate law, rule and regulation applicable to it (other than Luxembourg laws), and any other agreement binding upon it, and (iii) have been and remain duly approved and authorised by all necessary corporate, partnership, governmental and other action in accordance with its respective constitutive documents, the laws of its respective place of incorporation or organisation and all other applicable laws (other than Luxembourg laws);

5)	that, in respect of the Indenture, including the Guarantees of the New Notes contained therein, and each of the transactions contemplated by, referred to in, provided for or effected by the Indenture, including the Guarantees of the New Notes contained therein, (i) the Parties entered or will enter into the same in good faith and for the purpose of carrying out their business, (ii) the Parties entered or will enter into the same on arms’ length commercial terms, and (iii) the Parties entered into the same without any intention to defraud or deprive of any legal benefit any other parties (such as third parties and in particular creditors) or to circumvent any applicable mandatory laws or regulations of any jurisdiction;

6)	the due execution and delivery by each of the Parties (other than the Companies) of the Indenture, including the Guarantees of the New Notes contained therein;

7)	that for the purpose of the European Council Regulation (EC) n°1346/2000 of May 29, 2000 on insolvency proceedings and of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Companies’ Law”), the centre of the main interests and the place of central administration (siège de l’administration centrale) of the Companies coincide and will coincide with their registered office, i.e., they are and will remain in Luxembourg;

8)	that each of the Documents is up-to-date and remains in full force and effect and that none of them has been amended, supplemented or cancelled;

9)	the accuracy and completeness of all facts stated in the Documents and of all representations and warranties given by or in respect of any party to the Documents (except insofar as they relate to matters of law which we expressly opine herein);

10)	the completeness and conformity to the originals of all documents supplied to us as certified, facsimile, photostatic or electronic copies, the completeness and authenticity of the originals from which such copies were taken and the completeness and authenticity of all original documents submitted to us; and

11)	that there are no provisions of the laws of any country or jurisdiction outside Luxembourg which would have any implications for the opinions expressed herein and, insofar as the laws of any country or jurisdiction outside Luxembourg may be relevant, such laws have been and will be complied with.

Based upon and subject to the foregoing, and subject to the qualifications set out below and matters of fact, documents or events not disclosed to us, we express the following opinions:

1.	(a) Each of the Companies is a private limited liability company (société à responsabilité limitée) duly incorporated and validly existing under the laws of Luxembourg for an unlimited duration, with corporate authority under the laws of Luxembourg to own and operate its properties, to conduct its business and to enter into and perform its obligations under the Indenture, including the Guarantees of the New Notes by the Companies as Luxembourg Guarantors contained therein.

(b) According to the Non-bankruptcy Certificates and at the date thereof, there are no records regarding (i) bankruptcy adjudication of the Companies, (ii) filing for moratorium or reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlée) or (iv) general settlement or composition with creditors (concordat préventif de faillite).

2.	The Companies have the corporate capacity, power and authority to enter into, to execute and to deliver the Indenture, including the Guarantees of the New Notes by the Companies as Luxembourg Guarantors contained therein, and to perform their respective obligations thereunder.

3.	The Companies have taken all necessary corporate action to authorise the execution, delivery and performance of the Indenture, including the Guarantees of the New Notes by the Companies as Luxembourg Guarantors contained therein.

4.	Each of the Companies has duly executed and delivered the Indenture.

The opinions expressed herein are subject to the following qualifications:

1.	the terms “enforceable”, “enforceability”, “valid”, “legal”, “binding” and “effective” (or any combination thereof) where used above, mean that the obligations assumed by the relevant Party under the Indenture, including the Guarantees of the New Notes contained therein, are of a type which Luxembourg law generally recognises and enforces; it does not mean that these obligations will necessarily be enforced in all circumstances in accordance with their terms; in particular, enforcement before the courts of Luxembourg will in any event be subject to:

a)	the nature of the remedies available in Luxembourg courts (and, unless otherwise provided herein or in the Indenture, including the Guarantees of the New Notes contained therein, nothing in this opinion letter must be taken as indicating that specific performance or injunctive relief would be available as remedies for the enforcement of such obligations);

b)	the acceptance by such courts of jurisdiction;

c)	prescription or limitation periods (within which suits, actions or proceedings may be brought); and

d)	the availability of defences such as, without limitation, fraud, misrepresentation, unforeseen circumstances, undue influence, duress, error and counter-claim;

2.	the rights and obligations of the Parties under the Indenture, including the Guarantees of the New Notes contained therein, may be limited by general principles of bankruptcy, insolvency, liquidation, reorganisation, reconstruction or other laws affecting the enforcement of creditors’ rights generally (hereinafter referred to collectively as the “Insolvency Proceedings”), and in particular:

a)	during a gestion contrôlée (controlled management) procedure under the Grand-Ducal Decree dated May 24, 1935 on the procedure of gestion contrôlée, the rights of secured creditors are frozen until a final decision has been taken by the court as to the petition for controlled management;

b)	the obligations of the Parties under the Indenture, including the Guarantees of the New Notes contained therein, to which they are or will become a party may be affected and, after their performance, subject to annulment by a court on the basis of article 445 of the Luxembourg Code of Commerce, if the Indenture, including the Guarantees of the New Notes contained therein, has been entered into during the suspect period (période suspecte), such period being determined by the court in the judgment opening the Insolvency Proceedings, and preceding the date of such judgment by a maximum of 6 months and 10 days, and if the Indenture, including the Guarantees of the New Notes contained therein, constitutes or contains, or the performance of such obligations thereunder would constitute, (i) a contract for the transfer of movable or immovable property done without consideration, or a contract or transaction done with notably insufficient consideration for the Parties, or (ii) a payment, whether in cash or by transfer, assignment, sale, set-off or otherwise for debts not yet due, or a payment other than in cash or bills of exchange for debts due, or (iii) a contractual or judiciary mortgage, pledge, or charge over the Parties’ assets for previously contracted debts;

c)	the obligations of the Parties under the Indenture, including the Guarantees of the New Notes contained therein, may be affected and after their performance, subject to annulment by a court on the basis of article 446 of the Luxembourg Code of Commerce, if the Indenture, including the Guarantees of the New Notes contained therein, constitutes or contains, or the performance of such obligations thereunder would constitute, a payment for due debts or an onerous act done by the Parties after the suspension of payments (such date as determined by the court) and prior to the judgment opening the Insolvency Proceedings, if the counter-party that has received from or dealt with the Parties had knowledge of the suspension of payments;

d)	regardless of the date of execution and performance, the Indenture, including the Guarantees of the New Notes contained therein, may be declared null and void in relation to the Parties, if they have been entered into with the fraudulent intent of the Parties to deprive other creditors of the insolvent party of their rights (article 448 of the Luxembourg Code of Commerce and article 1167 of the Luxembourg Civil Code with respect to the actio pauliana);

e)	the obligations of the Parties may be affected or limited by the rights of the receiver, liquidator or other court official appointed in the Insolvency Proceedings to selectively perform contracts profitable to the insolvent party’s estate and renounce to the performance of contracts which are not profitable to the insolvent party’s estate, where such contracts have not been terminated automatically by the opening of the insolvency proceedings on the basis of an express contractual provision, or by operation of law;

3.	the rights and obligations of the Parties under the Indenture, including the Guarantees of the New Notes contained therein, may be limited by general principles of criminal law, including but not limited to criminal freezing orders;

4.	if a Luxembourg court would conclude that the transaction was not in the best corporate interest and would decide that it constitutes a misuse of corporate assets and credit of the Companies (abus des biens et du crédit de la société), then the validity and enforceability of the obligations of the Parties under the Indenture, including the Guarantees of the New Notes contained therein, may be affected by such a court decision;

5.	whilst, in the event of any proceedings being brought in a Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than Euro, a Luxembourg court would have power to give judgement expressed as an order to pay a currency other than Euro, enforcement of the judgement against any Party in Luxembourg would be available only in Euro and for such purposes all claims or debts would be converted into Euro (such currency conversion normally occurring at the rate applicable at the date of judgement);

6.	although such orders are rarely made in practice, Luxembourg courts may require the prior registration of the Indenture, including the Guarantees of the New Notes contained therein, or any other document, if they were to be produced in a Luxembourg court action, in which case, depending on the nature of the document subject to registration, a small fixed duty (i.e. €12) or an ad valorem duty (depending upon the nature of the document) would become payable;

7.	the admissibility as evidence of the Documents before a Luxembourg court or public authority to which the Documents are produced may require that the Documents be accompanied by a complete or partial translation in the French or German language of a sworn translator;

8.	by application of article 203 of the Companies’ Law, a company not respecting any provision of Luxembourg criminal law or the Companies’ Law (especially but not limited to the obligations to file with the Luxembourg Company and Commercial Register and publish the annual accounts) may be put into judicial liquidation upon the application of the Public Prosecutor;

9.	a search at the Luxembourg Company and Commercial Register and/or at the court clerk’s office of the Tribunal d’Arrondissement de et à Luxembourg (sitting in commercial matters) is not capable of conclusively revealing whether or not any Insolvency Proceedings have been initiated and the relevant corporate documents (including, but not limited to, the notice of a winding-up order or resolution, notice of the appointment of a receiver, manager, administrator or administrative receiver) may not be held at the Luxembourg Company and Commercial Register and/or at the court clerk’s office of the Tribunal d’Arrondissement de et à Luxembourg immediately and there may be a delay in the relevant notice appearing on the files of the relevant Party;

10.	the corporate documents of the Companies will only be enforceable against third parties after they have been published in the Mémorial C, except where such third parties have knowledge thereof, whereas third parties may however rely thereon prior to such publication; for the 15 days following the publication, the corporate documents of the Companies would not be enforceable against third parties who prove that it was impossible for them to have knowledge thereof;

11.	a power of attorney may lapse in certain circumstances, including the bankruptcy of the principal, and the powers of attorney may be limited in circumstances of conflict of interest;

12.	we express no opinion as regards the effectiveness of a revocation by any Party of a power of attorney granted by it and expressed to be irrevocable;

13.	no opinion is expressed or implied in relation to the completeness or accuracy of any representation or warranty (other than those representations or warranties we do express an opinion herein) given or made by or concerning any of the Parties (expressly or impliedly);

14.	on the basis of article 13 of the Hague Convention of July 1, 1985 on the law applicable to trusts and on their recognition, a Luxembourg court can refuse to recognize a trust if it finds that its significant elements, other than the choice of the applicable law, the place of administration and the habitual residence of the trustee, are more closely connected with a country such as Luxembourg that does not have the institution of the trust or the category of trust involved; and

15.	any provision in the Indenture, including the Guarantees of the New Notes contained therein, stating that any rights and obligations thereunder shall bind successors, transferees and assigns of any Party thereto may not be enforceable in Luxembourg in the absence of any further agreements to that effect with such successors, transferees or assigns.

This opinion letter is delivered solely to you in connection with the filing of the Registration Statement. It may not, without our prior written consent, be relied upon for any other purpose or by any other person or be disclosed to any other person (other than your special legal adviser Latham & Watkins LLP in connection with its opinion with respect to the validity of the securities being registered thereunder).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name in the prospectus contained under the caption “Legal Matters”. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the U.S. Securities Act 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

It does not contain any undertaking to update it or to inform you of any changes in the laws of Luxembourg or any other laws, which would affect the content thereof in any manner.

This opinion letter is governed by Luxembourg law and Luxembourg courts shall have exclusive jurisdiction thereon.

Yours faithfully,

/s/ Bonn Schmitt Steichen
BONN SCHMITT STEICHEN